Exhibit 12.1

	Six Months Ended June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	Amounts in 000’s
EARNINGS AS DEFINED:
Income (Loss) From Continuing Operations After Interest Charges	$25,160	$12,936	$132,734	$104,312	$19,277	$(235,070)	$63,405
Income Taxes	12,814	6,009	63,995	56,572	(614)	(131,784)	32,737

Income (Loss) From Continuing Operations before Income Taxes	37,974	18,945	196,729	160,884	18,663	(366,854)	96,142

Fixed Charges	97,292	92,702	159,776	145,055	195,342	137,968	112,343
Capitalized Interest	(8,072)	(9,792)	(23,187)	(5,738)	(2,700)	(3,412)	(2,141)
Total	$127,194	$101,855	$333,318	$300,201	$211,305	$(232,298)	$206,344

FIXED CHARGES AS DEFINED:
Interest Expensed and Capitalized(1)	$97,292	$92,702	$159,776	$145,055	$195,342	$137,968	$112,343

Total	$97,292	$92,702	$159,776	$145,055	$195,342	$137,968	$112,343

RATIO OF EARNINGS TO FIXED CHARGES	1.31	1.10	2.09	2.07	1.08		1.84
DEFICIENCY	$—	$—	$—	$—	$—	$370,266	$—

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.